Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

May 7, 2015

VIA EDGAR AND FEDERAL EXPRESS

Pamela Long

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Re:	MPM Holdings Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed April 14, 2015

File No. 333-201338

Dear Ms. Long:

On behalf of MPM Holdings Inc., a Delaware corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated April 28, 2015 (the “Comment Letter”), regarding the above-referenced Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”). The Company has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which reflects these revisions and certain other updates.

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraph in the Comment Letter and is restated in italics prior to the response to such comment. Capitalized terms used and not defined have the meanings given in Amendment No. 3. Page references in the text of this letter correspond to pages and captions in Amendment No. 3.

General

1.	We note that your common stock is not listed on an exchange or quoted on the OTCBB, OTCQX or OTCQB, and therefore you are ineligible to conduct an at the market offering. Please revise your disclosure throughout to state that the selling shareholders will sell their shares of common stock at an identified fixed price until your common stock is quoted on the OTCBB, OTCQX or OTCQB, and thereafter at prevailing market prices or privately negotiated prices.

Pamela Long, May 7, 2015 - Page 2

Response:

The Company acknowledges the Staff’s comment and respectfully submits that it is appropriate and in the best interests of investors, under the circumstances, to permit sales to be made pursuant to the Registration Statement at prevailing market prices, rather than at an arbitrary fixed price. Although the Company’s common stock is not listed on an exchange or quoted on the OTCBB, OTCQX or OTCQB, there is an over-the-counter market for the Company’s common stock, in which shareholders continue to trade unrestricted shares issued pursuant to Section 1145 of the U.S. Bankruptcy Code and, in parallel, restricted shares issued pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”). The purpose of the Registration Statement is to permit holders of restricted shares to sell freely in a single market with holders of unrestricted shares.

We note that the Staff has permitted at-the-market shelf offerings of securities that are not listed or quoted on a formal market in circumstances where the issuer is already a reporting company at the time the registration statement is declared effective. In this circumstance, the Company respectfully submits that it should be permitted to facilitate an at-the-market secondary shelf offering on the same basis. The Company’s indirect wholly-owned subsidiary, Momentive Performance Materials Inc. (“MPM Inc.”), has been a reporting company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), since 2008. The Company is a holding company formed for the sole purpose of holding 100% of the shares of an intermediate holding company, MPM Intermediate Holdings Inc., which holds 100% of the shares of MPM Inc. The Company has no assets other than it indirect ownership of MPM Inc. Following effectiveness of the Registration Statement, the Company expects to file reports under the Exchange Act jointly with MPM Inc. and for the foreseeable future those reports will reflect the same business.

Given that MPM Inc. is already a well-established reporting company, that the business and financial results of the Company and MPM Inc. are substantially the same, and that there is already an over-the-counter market for the Company’s common stock, the Company believes that it would be consistent with the Staff’s prior practice and in the best interests of investors to permit sales to be made pursuant to the Registration Statement at prevailing market prices, rather than at an arbitrary fixed price.

Summary Historical Consolidated Financial Data, page 9

2.	We note your response to comment seven of our letter dated February 27, 2015. However, you continue to present Adjusted EBITDA for the year ended December 31, 2013 and 2012. Please revise accordingly.

Pamela Long, May 7, 2015 - Page 3

Response:

The Company has revised its disclosure on page 10 of Amendment No. 3 in response to the Staff’s comment.

Risk Factors, page 12

Risks Related to Our Business, page 12

We remain subject to litigation relating to the Chapter 11 proceedings, page 18

3.	We note your response to comment three of our letter dated February 27, 2015. Please quantify to the extent applicable the risks to your liquidity and interest costs.

Response:

The Company respectfully advises the Staff that it is not reasonably possible at this time to quantify the risks to the Company’s liquidity and interest costs that may arise as a result of an ongoing litigation that is inherently unpredictable.

Financial Statements – December 31, 2014

11. Equity (Deficit), page F-36

4.	We note your disclosure that “In accordance with the Plan, all shares of New Common Stock were automatically exchanged for one share of common stock, par value $0.01 per share, of the Company.” Please clarify, if true, that the New Common Stock was exchanged on a one for one basis rather than for one share of common stock of the Company.

Response:

The Company has revised its disclosure on page F-36 of Amendment No. 3 in response to the Staff’s comment.

13. Income Taxes, page F-38

5.

We note your response to comment 10 of our letter dated February 27, 2015. You disclose that “A significant portion of the Company’s foreign operations are conducted through entities which are treated as branches of the U.S. and thus subject to current U.S. taxation. As a result, the income or loss of each such branch operation is subject to taxation in its foreign jurisdiction of operation, as well as subject to current taxation in the U.S.” We further note your disclosure on page 51 that “[You] are recognizing the earnings of non-U.S. operations currently in [y]our U.S. consolidated income tax return as of December 31, 2014 and are expecting that, with the exception of Germany and Japan, all earnings will be repatriated to the

Pamela Long, May 7, 2015 - Page 4

United States. [You] have accrued the incremental tax expense expected to be incurred upon the repatriation of these earnings.” In light of these disclosures, please clarify what you mean by “Due to the disregarded branch structure described above, an additional adjustment for ‘Branch accounting effect’ records the tax impact of foreign pre-tax income required to be included in the U.S. tax return at the U.S. statutory rate.” It appears to us that, because the foreign pre-tax income is taxed at the U.S. statutory rate, there would not be a need for a reconciling adjustment from the computed expected tax expense or benefit to the recorded income tax expense.

Response:

The Company acknowledges the Staff’s comments regarding the Company’s presentation of the tax impacts of its branch operation and provides the following clarification.

The line items “Non-US rate differential” and “Branch accounting impact” are related items. As noted on page F-40 of Amendment No. 3, the “Non-US rate differential” reflects the difference between the tax expense or benefit on pre-tax foreign income or loss at the local statutory rate and the tax impact of the same pre-tax income or loss as computed at the US statutory rate of 35%. The “Branch accounting effect” is primarily related to the elimination of valuation allowance changes as a result of the foreign branch pre-tax losses being included in both the foreign provision and U.S. provision where each are in a full valuation allowance.

The Company has modified its disclosure on page F-40 of Amendment No. 3 to provide further clarity.

In addition to the above, the Staff has cited the following disclosure: “[You] are recognizing the earnings of non-U.S. operations currently in [y]our U.S. consolidated income tax return as of December 31, 2014 and are expecting that, with the exception of Germany and Japan, all earnings will be repatriated to the United States. [You] have accrued the incremental tax expense expected to be incurred upon the repatriation of these earnings.”

The Company notes that, due to the branch operating structure, a permanent reinvestment assertion with respect to current earnings is not being made. In 2012, the Company did assert permanent reinvestment on certain intercompany arrangements (i.e., loans). As a result of the bankruptcy, the Company was unable to assert permanent reinvestment on these intercompany arrangements in 2013. The Company reasserted permanent reinvestment with respect to the intercompany arrangements in 2014. The Company has not asserted permanent reinvestment with respect to current earnings of foreign branch operations. The Company has modified the disclosure on page 51 of Amendment No. 3 to clarify the impact of certain permanent reinvestment assertion changes.

Pamela Long, May 7, 2015 - Page 5

***

We appreciate the Staff’s comments and request the Staff contact the undersigned at (212) 373-3124 or (212) 492-0124 (facsimile) with any questions or comments regarding this letter.

Sincerely,

/s/ David S. Huntington, Esq.

David S. Huntington, Esq.

of PAUL, WEISS, RIFKIND,

WHARTON & GARRISON LLP

Enclosures

cc:	Stephen J. Psutka, Esq., MPM Holdings Inc.